Contact

cmurdock@coworkly.com

www.linkedin.com/in/connorleemurdock (LinkedIn)
cowork.ly/@connor (Personal)

Top Skills

Art Direction
Packaging Design
Creative Strategy

Languages

English (Native or Bilingual)
French (Professional Working)

Connor Murdock

Freelance Design & Video | Building tools that help creatives run their biz @Coworkly

New York, New York, United States

Summary

Future of Work nerd. Jack-of-many-trades creative freelancer, video editor, & design consultant. Founder @ Coworkly where we're changing how indie commercial creatives & creative teams run their biz for the better.

Currently splitting my time between Boston ## and NYC . And working remotely from anywhere.

Let's work together: cowork.ly/@connor

Let's hang out during my Virtual Coffee Hours from 2-4pm EST every week! https://meetings.hubspot.com/coworkly/virtual-coffee-hours

In a world where a lot of us are working remotely or freelancing, it's nice to have someone to bounce ideas with or lend an ear! I'll lend both ears.

Book me for a day of creative direction:
https://coworkly.com/p/creative-direction-sprint-29

Experience

Coworkly

Co-Founder

August 2019 - Present (4 years 1 month)

Greater Boston Area

Building a whole new support system for freelance creatives, designed to help put your freelance flow, bookings, and payments on auto-pilot.

Teamhaus

Chief Connector

January 2023 - Present (8 months)

Boston, Massachusetts, United States

Teamhaus is a side hustle to connect Coworkly.com's growing network of freelance creatives to brands and commercial gigs.

It's my job to make authentic email introductions.

Freelance

Freelance Designer & Video Editor

May 2015 - Present (8 years 4 months)

I make clients look good in front of their customer. Some ways I do that:

- Motion Design
- Graphic Design
- Video Edits
- Package Design

Currently take 1 client per quarter and I like to work with brands who fit at least one of the following:

- Making a positive environmental impact
- Have a physical product/solution (it's more fun to design for IMO)
- Doing something really f*cking cool

(add)ventures

Freelance Video Editor

August 2019 - Present (4 years 1 month)

Providence, Rhode Island Area

Mayne & Co.

Creative Director

January 2020 - Present (3 years 8 months)

Greater Boston

Bose Corporation

Freelance Creative Director

May 2022 - June 2022 (2 months)

Greater Boston

Conductor Productions

2 years 10 months

Freelance Video Editor & Motion Graphics

January 2019 - January 2020 (1 year 1 month)

Greater Boston Area

Creative Business Strategist
April 2017 - December 2018 (1 year 9 months)
Greater Boston Area

Responsible for gathering research for all facets of the business, leveraging resources and partnerships, and leading the development of long term/short term strategy for the company. Developed plans that proposed cost-cutting measures while achieving growth. Produce strategic briefs and POV documents to inform leadership decisions.

ScriptCo
3 years 8 months

Director of Client Success
March 2018 - August 2019 (1 year 6 months)
Boston

Building and executing client strategy, working with clients and members of our creative network to broker working relationships and devise successful creative project experiences and campaigns.

Freelance Video Editor & Designer
January 2016 - July 2019 (3 years 7 months)
Greater Boston Area

Project Manager & Editor, Brewland Documentary
February 2018 - May 2018 (4 months)
Greater Boston Area

Helped the directors and editor of this project put together a nimble team of assistant video editors and video editors to break down more than 80 hours of footage for their documentary on the beer industry, featuring beer giants like Sam Adams, Dogfish Head, Brooklyn Brewing, Harpoon & many more.

Ten Percent Happier
Marketing Content Designer & Developer
June 2019 - July 2019 (2 months)
Greater Boston Area

EngineRoomEdit
Assistant Editor
April 2016 - December 2018 (2 years 9 months)
Greater Boston Area

I assisted with project workflow, video edits, creative concepting, client deliverables, and media management. In addition to my varying roles and

projects, I managed the internship program (hiring 6 interns per year), working on developing valuable skill-learning initiatives that helped interns learn the ins-and-outs of post-production workflows.

Ten Percent Happier
Video Editor & Motion Designer
August 2018 - October 2018 (3 months)
Greater Boston Area

Accomplice
Office Manager
September 2015 - April 2016 (8 months)
Greater Boston Area

Responsibilities included assessing needs of clients while they were in the office and completing tasks assigned by the executive producers including creating reports and bids, transcoding footage, prepping for mix/color correction, and managing correspondence with clients.

Boston University
Student Activities Office Production Assistant
September 2013 - May 2015 (1 year 9 months)
Marketing Office

Worked with a team of 8-10 marketing assistants to execute a living media plan that promoted current student life. Tasks included developing and presenting creative pitches to the administrative team, producing digital content (video/animation), and working with marketing staff to integrate videos into digital strategy. Coordinated the media component of a student activities award ceremony comprised of 20-30 videos annually.

Creative Minds Media Group
Intern with Meyers Media Group, Cannes Film Festival
May 2014 - 2014 (less than a year)

Interned with an international film sales and acquisition/distribution company called Meyers Media Group http://meyers-media.com/

Education

Boston University
Bachelor of Science (B.S.), Film/Television Production and Business Administration · (2011 - 2015)

The Hill School
High School Diploma · (2008 - 2011)

edX
Business Strategy & Data Analytics · (2017)